Exhibit 99.1

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

- - - - - - - - - - - -

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2,064	3,089
Short-term bank deposits	1,392	862
Governmental grant receivable	-	17
Other receivables and prepaid expenses	133	322
Inventories	928	1,226

TOTAL CURRENT ASSETS	4,517	5,516

NON-CURRENT ASSETS:

Right-of-use assets	181	330
Property and equipment, net	89	130

TOTAL NON-CURRENT ASSETS	270	460

TOTAL ASSETS	4,787	5,976

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables		93	157
Advance payments		12	83
Convertible promissory note		-	770
Accrued payroll and other employment related accruals		541	402
Accrued expenses		165	392
Lease liabilities		163	291
TOTAL CURRENT LIABILITIES		974	2,095
Lease liabilities		-	21
TOTAL LIABILITIES		974	2,116

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of June 30, 2025 and December 31, 2024; issued and outstanding 2,287,833 shares as of June 30, 2025 and 707,463 shares as of December 31, 2024	1	67	67
Additional paid-in capital	1	36,563	32,895
Accumulated losses		(32,817)	(29,102)

TOTAL SHAREHOLDERS’ EQUITY		3,813	3,860

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,787	5,976

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2025	2024
	U.S. dollars in thousands (except per share amounts)

Revenues	294	394
Expenses:
Cost of revenues	(272)	(315)
Impairment of product sales inventory	(175)	-
Research and development, net	(1,466)	(1,616)
Sales and marketing expenses	(919)	(1,083)
General and administrative expenses	(1,220)	(1,601)
OPERATING LOSS	(3,758)	(4,221)
FINANCING INCOME, NET	48	11
LOSS BEFORE TAXES	(3,710)	(4,210)
Tax expenses	(5)	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(3,715)	(4,210)

Net loss per ordinary share, basic and diluted*	(2.3)	(16.52)

Weighted average number of ordinary shares outstanding basic and diluted*	1,404,346	254,912

*	The share and per share information in these financial statements reflects the 1-for-20 reverse share split that became effective on October 10, 2024 and an additional 1-for-4 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on March 17, 2025 (together, the “Reverse Share Splits”). See also Note 1c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars (in thousands) (except for share numbers)

	Ordinary shares		Additional
	Number of		paid-in		Accumulated
	shares *	Amount	capital		losses	Total
		U.S. dollars in thousands	U.S. dollars in thousands
BALANCE AS OF DECEMBER 31, 2023	254,843	46	24,900		(17,305)	7,641
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024:

Issuance of shares associated with the SEPA (as defined below) (see note 4.a)	6,250	1	266		-	267
Share-based compensation	-	-	112		-	112
Comprehensive loss	-	-	-		(4,210)	(4,210)
BALANCE AS OF JUNE 30, 2024	261,093	58	27,070		(25,433)	1,695

BALANCE AS OF DECEMBER 31, 2024	707,463	67	32,895		(29,102)	3,860
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2025:
Issuance of ordinary shares under registered direct offering	78,000	-	-		-	-
Issuance of ordinary shares and pre-funded warrants associated with best-efforts offering (see note 4.a)***	625,000	-	2,200		-	2,200
Issuance of ordinary shares for the reverse share split process	672	-	-		-	-
Issuance of shares associated with warrant exercise inducement transaction (see note 4.a)	830,500	-	1,041		-	1,041
Share-based compensation	-	-	427		-	427
Issuance of ordinary shares from an exercise of options and upon vesting of restricted stock units (“RSUs”)	46,198	-	-	**	-	- **
Comprehensive loss	-	-	-		(3,715)	(3,715)
BALANCE AS OF JUNE 30, 2025	2,287,833	67	36,563		(32,817)	3,813

*	The share and per share information in these financial statements reflects the Reverse Share Splits. See also Note 1c.

**	Represent an amount less than $500.

***	Including 538,750 pre-funded warrants which were exercised to 538,750 ordinary shares during February, March and April 2025 (see note 4.a.4)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,715)	(4,210)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	48	54
Accrued interest on deposits	(7)	39
Interest expenses on convertible promissory note	-	14
Share-based compensation expenses	427	112
Provision for inventory write-off	175	-
Unrealized gain from foreign currency derivative activities	-	61

Changes in operating assets and liabilities items:
Decrease (increase) in inventory	123	(186)
Increase in accounts receivables	-	(47)
Decrease in governmental grants receivables	17	101
Decrease in other receivables and prepaid expenses	189	380
Decrease in advance payments	(72)	(211)
Decrease in accounts payable	(64)	(236)
Increase in accrued payroll and other employment related accruals	138	62
Increase (decrease) in accrued expenses	(226)	206
Net cash used in operating activities	(2,967)	(3,861)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(36)
Proceeds (investments) associated with deposits, net	(522)	4,003
Net cash (used in) provided by investing activities	(529)	3,967
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory note (see note 1.f.)	-	1,920
Repayment of convertible promissory note	(770)	-
Proceeds from issuance of ordinary shares associated to best effort deal	2,200	-
Proceeds from issuance of ordinary shares under inducement offer letter agreement	1,041	-
Proceeds from issuance of ordinary shares associated with the SEPA (see note 4.a)	-	267
Net cash provided by financing activities	2,471	2,187

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,025)	2,293
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,089	810
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,064	3,103

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	77	110

The accompanying notes are an integral part of these interim condensed consolidated financial statements

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. The Company is still in its development stage and at an early stage of generating revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 4a below).

The Company’s revenues were derived from:

1)	The sales of business-to-consumer (“B2C”) products, the “Mudra Band” and the “Mudra Link”.

2)	The sales of business-to-business Mudra development kits composed of multiple performance obligations including tangible parts (“Hardware”) and a limited period (generally one year) application programming interface with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

3)	The sales of pilot transactions to evaluate the integration of the Company’s solution with the customer’s products composed of multiple performance obligations including Hardware, tailor-made software applications and technical support during the pilot period.

In the six months ended June 30, 2025, and June 30, 2024, most of the Company’s revenues were derived from the sales of Mudra Band and Mudra Link to B2C customers.

b.	In 2018, the Company established a wholly owned subsidiary in the United States for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. – which commenced its operations in 2020.

c.

In October 2024, the Company effected a one-for-twenty (1-for-20) reverse stock split of its Ordinary Shares (the “October Reverse Split”). As a result of the October Reverse Split, every twenty (20) Ordinary Shares issued and outstanding were combined into one Ordinary Share. All outstanding securities entitling their holders to purchase Ordinary Shares, including options and warrants were adjusted as a result of the October Reverse Split, as required by the terms of those securities. The October Reverse Split changed the par value of the Ordinary Shares from NIS 0.01 to zero par value. On March 17, 2025, the Company effectuated an additional 1-for-4 reverse share split of its issued and outstanding Ordinary Shares (the “March Reverse Split”). The March Reverse Split did not change the number of shares authorized for issuance.

All share amounts, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Share Splits.

d.	On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. As of September 9, 2025, the hostilities have continued.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (cont.):

In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. As of September 9, 2025, there is a ceasefire between Israel and Iran, but hostilities between Israel and Iran may further escalate, with both sides launching attacks against one another. In addition, during the two-week fighting with Iran in June 2025, Israel closed its airspace and ceased all port activity related to commercial shipments.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. As of September 9, 2025, these events have had no material impact on the Company’s operations.

e.	On November 25, 2022, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per ordinary share for the previous 30 consecutive business days. On May 23, 2023, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until November 20, 2023, to regain compliance with Nasdaq’s minimum bid price rule. On June 9, 2023, the Company received a written notice from Nasdaq Stock Market LLC, indicating that it has regained compliance with the minimum bid price requirement. On October 24, 2023, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC regarding its noncompliance with Nasdaq’s minimum bid price requirement because the closing bid price of the Ordinary Shares was below $1.00 per ordinary share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until April 22, 2024, to regain compliance with the minimum bid requirement. Since the Company did not regain compliance with the minimum bid price requirement by April 22, 2024, it applied for an additional 180-calendar day grace period. On April 23, 2024, Nasdaq granted the Company an additional 180-day compliance period, or until October 21, 2024, to regain compliance with Nasdaq’s minimum bid price rule. On October 10, 2024, the October Reverse Split at the ratio of 1:20 became effective. As a result, the Company was informed by Nasdaq on October 28, 2024 that the Company had regained compliance.

On January 16, 2025, the Company received a written notification from Nasdaq, which stated that the Company was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, due to the Company’s failure to maintain a minimum of $2.5 million in stockholders’ equity.

The Company’s stockholders’ equity was approximately $1.7 million as of June 30, 2024. In accordance with Nasdaq rules, on February 5, 2025, the Company submitted a plan to regain compliance. On April 4, 2025, the Company received a letter notifying that the Company has regained compliance with listing Nasdaq Rule 5550(b)(1), and the matter was subsequently closed.

f.	Going Concern:

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of September 9, 2025, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. In September 2022, the Company completed an initial public offering (the “IPO”) in the United States whereby it listed it Ordinary Shares on Nasdaq and raised net proceeds of $13.3 million. In November 2023, the Company completed a secondary offering and raised net proceeds of $1.7 million.

In June 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”). During 2024, the Company issued 307,175 Ordinary Shares pursuant to SEPA for net proceeds of $4.4 million. In June 2024, the Company received an initial pre-paid advance of $2 million in connection with the execution of the SEPA, which was fully repaid by February 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (cont.):

In November 2024, the Company completed a registered direct offering and raised net proceeds of $1.58 million.

On January 30, 2025, the Company announced the closing of best efforts public offering. The Company received aggregate net proceeds of approximately $2.2 million, assuming no exercise of the warrants (see also Note 4.a.(4)).

On April 29, 2025, the Company entered into an inducement offer letter agreement with a single institutional investor, pursuant to which the investor agreed to exercise warrants that had been issued in connection with the Company’s registered direct offering and concurrent private placement completed in November 2024, and the best efforts public offering completed in January 2025 (see also notes 4.a.(4) and 4.a.(5)) in which the warrant exercise resulted in gross proceeds to the Company of approximately $1.2 million (see also Note 4.a.(5)).

As of June 30, 2025, the Company had incurred accumulated losses of $32.8 million and expects to continue to fund its operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 – BASIS FOR PREPARATION

The Company’s accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2024 (the “Annual Financial Statements”).

There have been no changes in the Company’s significant accounting policies during the six months ended June 30, 2025, as compared to the critical accounting policies described in note 2 to the Annual Financial Statements, except as follows:

Inventory write off:

The Company periodically evaluates the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-off is recognized in the Company’s consolidated statements of comprehensive loss. During the periods ended June 30, 2025 and June 30, 2024, the Company recorded inventory write-offs in the amounts of $175 thousand and $0, respectively.

The process of evaluating these write-offs often requires the Company to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, the Company considers the valuations to be a critical accounting estimate.

Modification of warrants’ exercise price:

Both the January 2025 amendment of certain warrants’ exercise price and April 2025 warrant exercise inducement transaction occurred concurrently with a fund raising. Pursuant to the guidance of Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging the warrants were classified as equity instruments before and after the warrant modification. In accordance with ASC Topic 815 guidance on equity classified warrant modifications, the incremental change in fair value of the warrants was accounted for as an equity issuance cost in the amount of approximately $334 thousand, which was recorded to additional paid-in capital. The Company uses the Black-Scholes option pricing model to determine the incremental fair value of the warrants taking into consideration the following assumptions: expected volatility of 60%, dividend yield 0%, risk free interest rate of 4.08% and expected life of 5 years (4.8 years for the warrants before modification) (see Note 4.a.(4) and 4.a.(5)).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RELATED PARTIES

The employment expenses of the Company’s co-founders: Asher Dahan (the Chairman of the Board of Directors (the “Board”) and the Chief Executive Officer (“CEO”) of the Company), Guy Wagner (President, Director and Chief Scientific Officer of the Company) and Leeor Langer (the Chief Technology Officer of the Company), for the six months ended June 30, 2025 and 2024 amounted to $109 thousand and $154 thousand, respectively. Starting from September 2022, their monthly salaries were NIS 70 thousand (approximately $19 thousand), plus social benefits and leased car. In November 2024, the Company’s founders agreed to temporarily reduce their salaries.

NOTE 4 – EQUITY

a.	Share capital:

Outstanding as of December 31, 2024	707,463

Issuance of Ordinary Shares from an exercise of pre-funded warrants (3)	78,000
Issuance of Ordinary Shares associated with best-efforts offering (4)	625,000
Issuance of Ordinary Shares for the reverse split process (see note 1.c.)	672
Issuance of Ordinary Shares associated with warrant exercise inducement transaction (5)	830,500
Issuance of Ordinary Shares from an exercise of options	46,198
1,580,370

Outstanding as of June 30, 2025	2,287,833

(1)	In September 2022, the Company completed its IPO whereby the Company issued and sold in connection with the closing of the IPO 46,875 units, each consisting of one Ordinary Share and two warrants to purchase one Ordinary Share each. In addition, the underwriter exercised its over-allotment option with respect to 14,062 warrants to purchase 14,062 Ordinary Shares.

The warrants were exercisable immediately upon issuance, at an exercise price of $320.00 per Ordinary Share and are exercisable until September 12, 2027. On September 16, 2022, 500 warrants were exercised into 500 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $160.00 per Ordinary Share.

(2)	On June 6, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”), with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to $10 million (the “Commitment Amount”), of the Company’s Ordinary Shares at any time during the three-year period following the execution date of the SEPA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA may not accept any purchase of Ordinary Shares that would result in it owning more than 4.99% of the Company’s Ordinary Shares. During June 2024, the Company issued 6,250 Ordinary Shares pursuant to the SEPA for proceeds of $267 thousand. During 2024, the Company issued 307,175 Ordinary Shares pursuant to the SEPA for net proceeds of $4.4 million. During 2025 the Company did not issue any Ordinary Shares pursuant to the SEPA.

(3)	On November 27, 2024, the Company completed a registered direct offering and concurrent private placement for the issuance and sale of 63,000 Ordinary Shares, 142,500 pre-funded warrants to purchase up to 142,500 Ordinary Shares in the registered direct offering and warrants to purchase up to 205,500 Ordinary Shares in the concurrent private placement at a combined purchase price of $9.00 per ordinary share. During December 2024, 64,500 pre-funded warrants were exercised into 64,500 Ordinary Shares, and on January 8, 2025, an additional 78,000 pre-funded warrants were exercised into 78,000 Ordinary Shares.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

The warrants issued pursuant to the concurrent private placement have an exercise price of $10.00 per Ordinary Share, are immediately exercisable and expire five years following the date of issuance. The Company received gross proceeds of approximately $1.85 million, before deducting underwriting discounts and commissions and before offering expenses ($1.58 million net proceeds after deducting underwriting discounts and commissions and other expenses).

(4)	On January 30, 2025, the Company announced the closing of best efforts public offering with a single institutional investor for the purchase and sale of 86,250 Ordinary Shares, 538,750 pre-funded warrants to purchase up to 538,750 Ordinary Shares, and warrants to purchase up to 625,000 Ordinary Shares, at a combined offering price of $4.00 per share and accompanying warrant (the “Offering”). The Company received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses ($2.2 million net proceeds after deducting placement agent discounts and commissions and other expenses) and assuming no exercise of the warrants. The warrants have an exercise price of $4.00 per share, are exercisable immediately and expire five years from the issuance date.

In connection with the Offering, the Company also agreed to amend existing warrants that were previously issued on November 27, 2024 to the investor participating in the Offering to purchase up to 205,500 Ordinary Shares of the Company, with an exercise price of $10.00 per share. Such existing warrants have been amended to reduce the exercise price to $4.00 per share and now expire five years following the closing of the Offering.

(5)	On April 29, 2025, the Company entered into an inducement exercise letter agreement with Armistice Capital, LLC (the “Selling Shareholder”) (the same investor from November 2024 and January 2025 offerings) with respect to outstanding warrants to purchase up to an aggregate of 830,500 Ordinary Shares. Pursuant to the inducement exercise letter agreement, the Selling Shareholder agreed to exercise for cash (i) warrants to purchase up to 205,500 Ordinary Shares, originally issued on November 27, 2024, and (ii) warrants to purchase up to 625,000 Ordinary Shares, originally issued on January 30, 2025 (collectively, the Existing Warrants), at a reduced exercise price of $1.45 per share. The warrant exercise resulted in gross proceeds to the Company of approximately $1.2 million ($1.04 million net proceeds after deducting underwriting discounts and commissions and other expenses.) In consideration for the immediate exercise of the Existing Warrants, the Company issued to the Selling Shareholder new warrants to purchase up to an aggregate of 1,661,000 Ordinary Shares at an exercise price of $1.45 per share (the “New Warrants”). The New Warrants were exercisable immediately upon issuance and were to expire five years from the date of issuance. The New Warrants were exercised as part of an inducement offer letter agreement with the Selling Shareholder dated August 6, 2025 (see also Note 5.a).

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

b.	Share-based compensation:

b.1 Equity Warrants to investors and associated with the IPO and follow on fund raising, as of June 30, 2025:

Number of warrants/ options		Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
98,589		September 13, 2022	$160.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading
2,344		September 15, 2022	$424.80	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
295		September 15, 2022	$338.40	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor
1,661,000	(*)	April 30, 2025	$145.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by an investor (see also Note 5.a)

The reported sale prices of Company’s Ordinary Shares and warrants on Nasdaq were $1.03 and $1.88, respectively, as of September 8, 2025.

(*)	see also Note 5.a

b.2 Options to employees:

Below is a summary of the Company’s option activity and related information with respect to options outstanding at the beginning and end of each period:

	Number of Options	Weighted-average exercise price

Outstanding as of January 1, 2025	22,309	$54.48

Exercised	(62)	$0.24

Expired and forfeited	(3,705)	$157.53

Outstanding as of June 30, 2025	18,542	$33.39

Exercisable as of June 30, 2025	13,910	$27.05

During the six month period ended June 30, 2025, the Company did not grant any new options to purchase Ordinary Shares.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – EQUITY (cont.):

b.3 Options to consultants:

The Company’s outstanding options to consultants as of June 30, 2025 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Rendered services	1,383	$0.24	1,383
2017	Rendered services	461	$0.24	461
2021	Rendered services	863	$0.24-$180.00	863
2023	Rendered services	1,250	$43.68	555

b.4 RSUs to employees and consultants:

In August 2024, the Board approved the Company’s 2024 Global Equity Incentive Plan (the “Incentive Plan”), which provides for the issuance of up to 57,132 Ordinary Shares of the Company. On December 20, 2024, the Board approved an increase of the number of Ordinary Shares reserved under the Incentive Plan to 141,492.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On December 25, 2024, the Board approved the grant of 131,375 RSUs to employees and consultants, which will be automatically exercised into Ordinary Shares over a vesting period of between 12 months to 24 months, with the vesting starting on January 1, 2025. The unvested RSU will expire upon the termination of employment or service. The fair value of each RSU as of the grant date was $7.12, determined using the 30 days’ market price prior to the grant date, and the total expenses of $934 thousand that are being expensed over the RSUs vesting periods.

During the six months period ended June 30, 2025, the Company issued 46,136 Ordinary Shares upon the settlement of vested RSUs and did not grant any new RSUs to purchase Ordinary Shares.

NOTE 5 – SUBSEQUENT EVENTS

a.	On August 6, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with the Selling Shareholder to purchase the New Warrants.

Pursuant to the Inducement Letter, the Selling Shareholder agreed to exercise for cash its 1,661,000 New Warrants for aggregate gross proceeds of approximately $2.4 million to the Company (before deducting fees and other expenses payable by the Company). According to the Inducement Letter, the Company committed to issue new warrants (the “August New Warrants”) to purchase up to 3,322,000 Ordinary Shares, at an exercise price of $1.71 per Ordinary Share. The issuance of the August New Warrants is subject to the Company’s shareholder approval.

b.	On September 9, 2025, the Board approved the increase of the shares reserved under the Incentive Plan. Following such approval, the number of Ordinary Shares reserved under the Incentive Plan increased to 795,252.